BB

02018032

SECURIT[...] [...]MISSION
Washington, D.C. 20549

PROCESSING
RECEIVED
FEB 27 2002
WASH., D.C.

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-17377 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PACIFIC WEST SECURITIES, INC.

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 S RENTON VILLAGE PLACE, SUITE 700
(No. and Street)

| RENTON | WA | 98055 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JANILEE JEFFERY (425) 271-3550
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETERSON SULLIVAN P.L.L.C.
(Name — *if individual, state last, first, middle name*)

| 601 UNION ST, STE 2300 | SEATTLE | WA | 98101 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | Zip Code) |

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
| --- |
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BB 3/26

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, JANILEE A. JEFFERY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PACIFIC WEST SECURITIES, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

JULIE E. GAY
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES
MARCH 19, 2004

Janilee A Jeffery
Signature

Sec./Treas. 2/26/02
Title

Julie E Gay
Notary Public
King County, WA

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (NOT APPLICABLE)
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (NOT APPLICABLE)
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3. (NOT APPLICABLE)
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.*
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (NOT APPLICABLE)
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (NOT APPLICABLE)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (NOT APPLICABLE)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x (o) INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3.

* RESERVE REQUIREMENT IS NOT APPLICABLE.

PETERSON SULLIVAN P.L.L.C.
601 UNION STREET SUITE 2300 SEATTLE WA 98101 (206) 382-7777 FAX 382-7700
CERTIFIED PUBLIC ACCOUNTANTS

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Pacific West Securities, Inc.
Renton, Washington

We have audited the accompanying statement of financial condition of Pacific West Securities, Inc. as of December 31, 2001, and the related statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific West Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peterson Sullivan PLLC

January 25, 2002

PACIFIC WEST SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

| | | |
|---|---|---|
| Cash | $ | 138,576 |
| Accounts receivable | | 45,239 |
| Income tax refund receivable | | 24,382 |
| Investments | | 141,306 |
| Commissions receivable | | 543,651 |
| Office equipment, net | | 6,250 |
| Deposits | | 50,000 |
| Deferred tax asset | | 14,000 |
| | $ | 963,404 |

LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| Accounts payable | $ | 76,362 |
| Commissions payable | | 443,709 |
| | | 520,071 |
| Stockholders' Equity | | |
| Common stock, par value $1; authorized 100,000 shares; 85,000 issued and outstanding | | 85,000 |
| Preferred stock, 5% cumulative, nonvoting, par value $1; 100,000 shares authorized, 57,000 shares issued and outstanding | | 57,000 |
| Retained earnings | | 301,333 |
| | | 443,333 |
| | $ | 963,404 |

See Notes to Financial Statements

PACIFIC WEST SECURITIES, INC.

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2001

| | |
|---|---|
| Revenues | |
| Commissions | $ 9,526,120 |
| Other income | 44,198 |
| | 9,570,318 |
| Expenses | |
| Commissions | 7,748,917 |
| General and administrative | 1,833,522 |
| Loss on investments | 62,521 |
| Loss on disposal of assets | 2,435 |
| | 9,647,395 |
| | (77,077) |
| Interest income, net of interest expense of $5,910 | 8,408 |
| Loss before income tax benefit | (68,669) |
| Income tax benefit | |
| Current | 1,460 |
| Deferred | (14,000) |
| | (12,540) |
| Net loss | $ (56,129) |

See Notes to Financial Statements

PACIFIC WEST SECURITIES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY
Year Ended December 31, 2001

| | Common Stock | | Preferred Stock | | | |
|---|---|---|---|---|---|---|
| | Number of Shares | Amount | Number of Shares | Amount | Retained Earnings | Total |
| Balances, December 31, 2000 | 85,000 | $ 85,000 | - | $ - | $ 359,368 | $ 444,368 |
| Issuance of preferred stock | | | 57,000 | 57,000 | | 57,000 |
| Preferred dividend paid | | | | | (1,906) | (1,906) |
| Net loss | | | | | (56,129) | (56,129) |
| Balances, December 31, 2001 | 85,000 | $ 85,000 | 57,000 | $ 57,000 | $ 301,333 | $ 443,333 |

See Notes to Financial Statements

PACIFIC WEST SECURITIES, INC.

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2001

| | |
|---|---|
| Cash Flows from Operating Activities | |
| Cash received from commissions and other revenues | $ 9,578,943 |
| Interest received | 14,318 |
| Commissions paid | (7,854,736) |
| Interest paid | (5,910) |
| Income taxes paid | (25,842) |
| Cash paid to employees and suppliers | (2,010,914) |
| Net cash flows from operating activities | (304,141) |
| Cash Flows from Investing Activities | |
| Proceeds from sales of investments | 138,247 |
| Purchase of investments | (182,833) |
| Net cash flows from investing activities | (44,586) |
| Cash Flows from Financing Activity | |
| Preferred dividend paid | (1,906) |
| Decrease in cash | (350,633) |
| Cash Balance, beginning of year | 489,209 |
| Cash Balance, end of year | $ 138,576 |
| Reconciliation of Net Loss to Cash Flows from Operating Activities | |
| Net loss | $ (56,129) |
| Deferred tax benefit | (14,000) |
| Losses on securities transactions | 62,521 |
| Losses on disposal of assets | 2,435 |
| Depreciation | 2,675 |
| Change in operating assets and liabilities | |
| Accounts receivable | (32,303) |
| Commissions receivable | 67,877 |
| Income tax refund receivable | (24,382) |
| Deposits | 2,500 |
| Accounts payable | (209,516) |
| Commissions payable | (105,819) |
| Net cash flows from operating activities | $ (304,141) |

See Notes to Financial Statements

## NOTES TO FINANCIAL STATEMENTS

### Note 1. Organization and Significant Accounting Policies

Organization

Pacific West Securities, Inc. ("the Company") is a securities broker and dealer as approved by the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The Company's customers are primarily people located in the Pacific Northwest. In the normal course of business, the Company's customer, trading, and correspondent clearance activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to risk in the event the other party to the transaction is unable to fulfill its contractual obligations.

The Company is a wholly-owned subsidiary of Pacific West Financial Group Holding Company, LLC ("the Holding LLC").

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from the estimates.

Concentrations

Five organizations represented 77% of commissions receivable at December 31, 2001.

Cash

Cash consists of cash in banks and money market funds. The Company occasionally has deposits in excess of federally insured limits.

Revenue Recognition

Commission revenue associated with securities transactions is recognized on a trade date basis. The Company also earns commission revenue when its customers hold investments in mutual funds or limited partnerships. This commission revenue is recognized on a quarterly basis as earned.

Note 1. (Continued)

Investments

Investments with a value of $112,236 consist of publicly traded common stock and mutual funds. The investments are recorded at quoted market value. Investments with a value of $29,070 consist of common stocks and warrants that are not publicly traded. These investments are valued at cost as management believes this is the best estimate of fair value.

Depreciation

Office equipment with a cost of $39,768 and accumulated depreciation of $33,518 is depreciated over its estimated useful life using the straight-line method.

Income Taxes

The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for expected future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactments of changes in the tax laws or rates.

The significant component of the Company's deferred tax asset resulted from recognizing investments at market value for financial statement purposes and at cost for income tax purposes. The Company's management believes it is more likely than not that all of the deferred tax asset will be realized. Therefore, no valuation reserve has been provided.

Contingencies

The Company is required to pay Washington State Business and Occupations Tax on its gross income. The Company deducts commissions paid to registered representatives that have Washington State registration numbers in arriving at gross income. Deducting commissions paid to registered representatives has reduced the amount of tax paid to the State of Washington by approximately $361,000 during the period from January 1, 1997 to December 31, 2001. In the event of an audit by the State of Washington, the Company intends to vigorously contest any adjustments from this situation. However, there is no assurance that the Company will prevail in such proceedings.

The Company is a defendant in several legal actions, which are being contested. Management believes that, in general, it has adequate insurance coverage for these actions should the Company not prevail in its defense. In some cases, there may not be insurance coverage, but management believes the costs to resolve these cases will not be significant. Overall management believes the resolution of these actions will not have a material impact on the Company's financial position.

Note 2. Clearing Organization

The Company has an agreement with other securities brokers and dealers to act as clearing organizations for the Company. The clearing organizations clear all security transactions and maintain customer accounts.

Note 3. Preferred Stock

During 2001, the Company issued 57,000 shares of 5% cumulative, nonvoting preferred stock at $1 par value to one of the owners of the Holding LLC in exchange for certain publicly traded investments.

Note 4. Related Party Transactions

During 2000, the Company entered into a service agreement with the Company's president (who is one of the owners of the Holding LLC). The agreement states that the president receives any income before income tax in excess of $40,000 as compensation during any full fiscal year until the occurrence of the earlier of (i) December 31, 2008 (the expiration date of the agreement) or (ii) the payment of a total of $1,000,000. The amount of compensation expense recognized in 2000 under this agreement was $240,732. As the Company had a loss in 2001, no compensation expense was recognized.

Commissions receivable include $209,004 from a limited partnership managed in part by a relative of the Company's president. Commissions earned from this partnership in 2001 were $702,551.

During 2001, the Company paid a company owned by individuals that are related to the shareholders of the Holding LLC $1,058,000 for financial, administrative and other services, and for facilities. The Company has committed to pay this related company $1,266,000 in 2002 for similar services.

Note 5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of $100,000. At December 31, 2001, the Company had computed net capital of $205,230, which was in excess of the required net capital level by $105,230. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2001, the Company's ratio of aggregate indebtedness to net capital was 2.53 to 1.

# SUPPLEMENTARY INFORMATION

PACIFIC WEST SECURITIES, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2001

## COMPUTATION OF NET CAPITAL

| | | |
|---|---|---|
| Stockholders' equity | | $ 443,333 |
| Deductions | | |
| Unsecured receivables from customers outstanding over 30 days | $ 88,235 | |
| Unsecured receivables from noncustomers | 44,726 | |
| Income tax refund receivable | 24,382 | |
| Securities not readily marketable (lower of cost or market) | 40,070 | |
| Office equipment | 6,250 | |
| Deferred tax asset | 14,000 | (217,663) |
| Haircuts on security positions | | |
| Money market accounts | 1,242 | |
| Common stocks and mutual funds | 19,198 | (20,440) |
| Net capital | | 205,230 |
| Minimum net capital | | 100,000 |
| Excess net capital | | $ 105,230 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Accounts payable | $ 76,362 |
| Commissions payable | 443,709 |
| Total aggregate indebtedness | $ 520,071 |

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum net capital required (6 2/3% of total aggregate indebtedness or $100,000, whichever is greater) | $ 100,000 |
| Percentage of aggregate indebtedness to net capital | 253% |
| Ratio of aggregate indebtedness to net capital | 2.53 to 1 |

Pacific West Securities, Inc. is exempt from the computation of reserve requirements pursuant to Rule 15c3-3 under paragraph K(2)(ii).

PACIFIC WEST SECURITIES, INC.

SCHEDULE II
RECONCILIATION BETWEEN THE COMPUTATION OF NET CAPITAL PER THE BROKER'S UNAUDITED FOCUS REPORT, PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL
December 31, 2001

| | |
|---|---|
| Net capital per the broker's unaudited Focus Report, Part IIA | $ 205,230 |
| Adjustments | - |
| Net capital as recalculated | $ 205,230 |

PETERSON SULLIVAN P.L.L.C.
601 UNION STREET SUITE 2300 SEATTLE WA 98101 (206) 382-7777 FAX 382-7700
CERTIFIED PUBLIC ACCOUNTANTS

# INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Pacific West Securities, Inc.
Renton, Washington

In planning and performing our audit of the financial statements and supplemental schedules of Pacific West Securities, Inc. for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Pacific West Securities, Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute

assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for any other purpose.

Peterson Sullivan PLLC

January 25, 2002

C O N T E N T S

PACIFIC WEST SECURITIES, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2001